Российская СНГ Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтега[redacted]
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 860.

04012985

« 05 » февраля 2004 г. № 13 - 80

SUPPL

04 FEB 20 AM 7:21

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

AO Surgutneftegas

Re: ОАО «Сургутнефтегаз» (файл № 82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляет вам **текст информационного сообщения, опубликованного в Ленте новостей Информационного агентства «Интерфакс» и Информационного агентства «AK&M» 03.02.2004 в форме существенного факта ОАО «Сургутнефтегаз»**, а также прилагаем перевод вышеуказанного текста.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 1 л.в 1 экз.

С уважением,

PROCESSED
FEB 23 2004
THOMSON FINANCIAL

Сергей А.Федоров
Заместитель генерального
директора по ценным бумагам

2/23

Серебряков
42-63-41

628400,	*Тел.:*	*42-61-33*	*ul. Kukuyevitskogo, 1,*	*Tel.:*	*42-61-33*
Российская Федерация,		*42-60-30*	*Surgut, Tyumenskaya Oblast,*		*42-60-30*
Тюменская область,	*Телекс*	*735525 SEVER RU*	*Khanty-Mansiysky*	*Telex*	*735525 SEVER RU*

Российская СНГ Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«05» February 2004 г. № 13-81

[hand over personally by courier]

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: OJSC "Surgutneftegas" (File No. 82-4302), – Rule 12g3-2(b))

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as "the Company") exemption from a full set of accounts under Rule 12g3-2(b) adopted as amendment to the Securities Exchange Act of 1934, we hereby submit **the text of the information message, which on February the 3rd, 2004 was posted at the news bar of the Information Agency "Interfax" and of the Information Agency "AK&M" in the form of a significant fact of OJSC "Surgutneftegas"**. Also please find enclosed the translation of the text mentioned above.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that such information and documents are not to be registered by the Securities and Exchange Commission and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or comments on the enclosed document, please call **Anton Molchanov** at **(7 095) 928 52 71** or **Andrey Serebriakov** at **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, Representative Office of OJSC "Surgutneftegas", Moscow, ul. Myasnitskaya, 34, Str. 1, Moscow, Russia 101000.**

Enclosure: a copy of 1 page.

Yours sincerely,

Sergei A. Fedorov
Deputy Director General
on Securities

Serebriakov
42-63-41

628400, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут,

Тел.: 42-61-33, 42-60-30
Телекс 735525 SEVER RU
Факс 42-64-95
Телетайп 314594 SEVER RU

ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Russian Federation, Zip Code 628400

Tel.: 42-61-33, 42-60-30
Telex 735525 SEVER RU
Fax 42-64-95
Teletype 314594 SEVER RU

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О ДАТАХ ЗАКРЫТИЯ РЕЕСТРА ЭМИТЕНТА"

1. Полное фирменное наименование эмитента: ***Открытое акционерное общество "Сургутнефтегаз".***

2. Место нахождения эмитента: ***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1.***

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика: ***8602060555.***

4. Уникальный код эмитента, присваиваемый регистрирующим органом: ***00155-А.***

5. Код существенного факта: ***0800155А02022004.***

6. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах: ***www.surgutneftegas.ru.***

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах***: «Приложение к Вестнику ФКЦБ России», газета «Нефть Приобья».***

8. Вид, категория (тип), серия и иные идентификационные признаки именных ценных бумаг:

акции обыкновенные именные бездокументарные

Дата регистрации: ***24 июня 2003 года***

Регистрационный номер: ***1-01-00155-А;***

акции привилегированные именные бездокументарные

Дата регистрации: ***24 июня 2003 года***

Регистрационный номер: ***2-01-00155-А.***

9. Цель, для которой составляется список владельцев именных ценных бумаг: ***Проведение годового общего собрания акционеров ОАО «Сургутнефтегаз».***

10. Дата, на которую составляется список владельцев именных ценных бумаг: ***2 февраля 2004 года.***

11. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о дате составления списка владельцев именных ценных бумаг эмитента или иное решение, являющееся основанием для определения даты составления такого списка расчетным путем без принятия отдельного решения о дате составления списка: ***2 февраля 2004 года.***

Генеральный директор
ОАО «Сургутнефтегаз» В.Л. Богданов

Дата 2 февраля 2004г. М.П.

THE INFORMATION ON THE SIGNIFICANT FACT
"INFORMATION ON THE ISSUER'S RECORD DATE"

1. The Issuer's full corporate name: ***Open Joint Stock Company «Surgutneftegas».***

2. Location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation.***

3. The Issuer's taxpayer identification number as assigned by the taxation authority: ***8602060555.***

4. The Issuer's unique code as assigned by the registering authority: ***00155-A.***

5. The code of the significant fact: ***0800155A02022004.***

6. The Internet-resource used by the Issuer to publish information on significant facts: ***www.surgutneftegas.ru.***

7. The periodicals used by the Issuer to publish information on significant facts: ***"Prilozheniye k Vestniku FKTsB Rossii", newspaper "Neft Priobya".***

8. Class, category (type), issue and other identifying attributes of the registered securities:

ordinary non-documentary registered shares
Registration date: ***June 24, 2003***
Registration number: ***1-01-00155-A;***

preferred non-documentary registered shares
Registration date: ***June 24, 2003***
Registration number: ***2-01-00155-A.***

9. The purpose the list of the owners of the registered securities is made out for is:

To conduct the Annual General Shareholders' Meeting of OJSC "Surgutneftegas".

10. The date, on which the list of the owners of the registered securities is to be made out: ***February 2, 2004.***

11. The date of execution of the minutes of the meeting of the Issuer's authorized management body, where the decision on the date of the list of the owners of the Issuer's registered securities was adopted or any other decision was adopted, based on which the date when such list is to be made out can be determined with no further decision on the date of the list: ***February 2, 2004.***

Director General
OJSC "Surgutneftegas" V.L.Bogdanov

Date: February 2, 2004 Stamp